WallachBeth Capital, LLC

Harborside Financial Plaza 5

185 Hudson St., Suite 1410

Jersey City, NJ 07311

February 10, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bullfrog AI Holdings, Inc. Registration Statement on Form S-1 (Registration No. 333-267951) Concurrence in Acceleration Request

Ladies and Gentlemen:

WallachBeth Capital, LLC (“WallachBeth”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by Bullfrog AI Holdings, Inc. that the effective date of the above-referenced registration statement is accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on February 13, 2023, pursuant to Rule 461 under the Securities Act. WallachBeth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

WALLACHBETH CAPITAL, LLC

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Chief Compliance Officer